Exhibit 99.1

VIMICRO ANNOUNCES CLOSING OF MERGER

BEIJING, December 18, 2015 /PRNewswire/ — Vimicro International Corporation (NASDAQ: VIMC), (“Vimicro” or the “Company”), a leading video surveillance technology and solution provider in China, announced today the completion of the merger (the “merger”) with Vimicro China Acquisition Limited (“Merger Sub”), a wholly-owned subsidiary of Vimicro China (Parent) Limited (“Parent”), pursuant to the Agreement and Plan of Merger dated September 15, 2015 (as amended on November 3, 2015, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. As a result of the merger, the Company ceased to be a publicly traded company and became a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, each of the Company’s ordinary shares, par value US$0.0001 per share (the “Shares”), issued and outstanding immediately prior to the effective time of the merger has been cancelled in exchange for the right to receive US$3.375 in cash without interest, and each of the Company’s American depositary shares, each representing four Shares (the “ADSs”) issued and outstanding immediately prior to the effective time of the merger has been cancelled in exchange for the right to receive US$13.50 in cash without interest (less US$0.05 per ADS cancellation fee), other than (i) Shares (including Shares represented by ADSs) owned by Parent, Merger Sub or the Company (as treasury shares, if any), or by any direct or indirect wholly-owned subsidiary of Parent, Merger Sub or the Company, in each case immediately prior to the effective time of the merger, (ii) Shares (including Shares represented by ADSs) reserved (but not yet allocated) by the Company for settlement upon exercise of any options to purchase Shares outstanding under the Company’s 2004 Share Option Plan or 2005 Share Incentive Plan (including any amendment and modification thereto) (the “Company Options”), (iii) the Shares and ADSs beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) by any of Dr. Zhonghan (John) Deng, Vimicro Beijing Corporation, Mr. Zhaowei (Kevin) Jin, Vimicro Shenzhen Corporation, Dr. Xiaodong (Dave) Yang, Vimicro Tianjin Corporation and Alpha Spring Limited, but excluding (a) 2,356,434 Shares and 108,325 ADSs beneficially owned by Dr. Xiaodong (Dave) Yang, (b) 4,453,192 Shares and 15,000 ADSs beneficially owned by Dr. Zhonghan (John) Deng, and (c) 1,391,851 Shares and 100,000 ADSs beneficially owned by Mr. Zhaowei (Kevin) Jin, and/or (iv) any Shares that are issued and outstanding immediately prior to the effective time of the merger and are held by a holder of Shares who has validly exercised and not lost its rights to dissent from the merger pursuant to Section 238 of the Cayman Companies Law (the Shares described under (i) through (iv) above are collectively referred to herein as the “Excluded Shares”).

Shareholders of record as of the effective time of the merger who are entitled to the merger consideration will receive a letter of transmittal and instructions on how to surrender their share certificates and uncertificated shares in exchange for the merger consideration. Shareholders should wait to receive the letter of transmittal and instructions before surrendering their share certificates and uncertificated shares. As soon as practicable after the date of this announcement, J.P. Morgan Chase Bank, N.A., in its capacity as ADS depositary (the “ADS Depositary”) will call for the surrender of all ADSs (other than any ADS that represents Excluded Shares) for delivery of the merger consideration. Upon the surrender of ADSs, the ADS Depositary will pay to the surrendering holders US$13.50 per ADS surrendered in cash without interest (less US$0.05 per ADS cancellation fee) and net of any applicable withholding taxes.

The Company also announced today that it has requested that trading of its ADSs on the NASDAQ Global Market (the “NASDAQ”) be suspended. The Company requested the NASDAQ to file Form 25 with the United States Securities and Exchange Commission (the “SEC”) notifying the SEC of the delisting of its ADSs on the NASDAQ and the deregistration of the Company’s registered securities. The Company intends to terminate its reporting obligations under the Securities Exchange Act of 1934, as amended, by filing Form 15 with the SEC. The Company’s obligations to file or furnish with the SEC certain reports and forms, including Form 20-F and Form 6-K, will be suspended immediately as of the filing date of the Form 15 and will cease once the deregistration becomes effective.

In connection with the merger, Duff & Phelps, LLC and Duff & Phelps Securities, LLC (together, “Duff & Phelps”) is serving as financial advisors to the special committee of the board of directors of the Company (the “Special Committee”). Kirkland & Ellis is serving as U.S. legal advisor to the Special Committee and Maples and Calder is serving as Cayman Islands legal advisor to the Company. Duane Morris & Selvam LLP is serving as legal advisor to Duff & Phelps.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP is serving as U.S. legal advisor to the buyer group for the merger consisting of Dr. Zhonghan (John) Deng, founder, chairman and chief executive officer of the Company, Mr. Zhaowei (Kevin) Jin, co-chief executive officer and a board member of the Company, Dr. Xiaodong (Dave) Yang and Mr. Shengda Zan.

About Vimicro International Corporation

Vimicro International Corporation (NASDAQ: VIMC) is a leading video surveillance technology and solution provider that designs, develops and markets a full range of video surveillance products and solutions to governments, private enterprises, and consumers in China. Vimicro co-developed SVAC (Surveillance Video and Audio Coding), the national video surveillance technological standard, which demonstrates its unique strengths in proprietary multimedia IC technology, making it a leader in China’s fast-growing security and surveillance market. Vimicro is headquartered in Beijing, China and has subsidiaries and offices throughout China and in Silicon Valley. Vimicro’s ADSs each represent four ordinary shares and are traded on the NASDAQ Global Market exchange under the ticker symbol “VIMC.”

Forward Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as Vimicro’s expectations and forecasts, contain forward-looking statements. Vimicro may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vimicro’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to increase its sales of PC camera processors, as well as video surveillance products; the expected growth of the video surveillance market; the Company’s ability to retain existing customers and acquire new customers and respond to competitive market conditions; the Company’s ability to respond in a timely manner to the evolving market and changing consumer preferences and industry standards and to stay abreast of technological changes; the Company’s ability to secure sufficient foundry capacity in a timely manner; the Company’s ability to effectively protect its intellectual property and the risk that it may infringe on the intellectual property of others; and cyclicality of the semiconductor industry and fluctuations in the markets in which the Company competes. Further information regarding these and other risks is included in Vimicro’s annual report on Form 20-F filed with the Securities and Exchange Commission. Vimicro does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date hereof, and Vimicro undertakes no duty to update such information, except as required under applicable law.

Contact:

Vimicro International Corporation
Investor Relations
Phone: +8610-5884-8898
E-mail: ir@vimicro.com